MySwimPro

Software B2C Sports App Health and Fitness

Personal Swim Coaching Program — named best Apple Watch app of the year

MYSWIMPRO.COM ANN ARBOR MICHIGAN





From beginners to elite competitors, MySwimPro delivers an incredible training experience for swimmers through personalized swim workouts, weekly training plans, instructional video content, and detailed analytics. Swimmers from over 150+ countries are training with guided MySwimPro workouts on their phones and smartwatches – "it's like a swim... more

Fares Ksebati CEO and Co-Founder @ MySwimPro

Why you may want to support us...

1. Profitable – 11% monthly growth rate since Q2 2016.
2. 290% yearly growth in paying subscribers.
3. 500,000+ registered athletes in 150+ countries.
4. Winner of 2016 Apple Watch App of the Year.
5. In-house development for iPhone, Android, Apple Watch, Garmin, WearOS by Google and Fitbit smartwatches.
6. Partnerships with STRAVA, Fitbit, CASIO, Global Swim Series, & Canada Masters Swimming.
7. Built by a team of die-hard swimmers who still train and compete internationally.

Why investors ♥ us

WE'VE RAISED $647,276 SINCE OUR FOUNDING



MySwimPro is using technology to advance the sport of swimming and help swimmers all over the world achieve their goals in new and exciting ways. The platform is more than just an app, it's a community that keeps you accountable and pushes you to do your best. Fares has assembled a world class team that's passionate, determined, and very strategic in how they're growing the company and I'm looking forward to being a part of MySwimPro's global impact.

Peter Vanderkaay

3x Olympic Swimmer for Team USA, 4x Olympic Medalist, and Co-Captain of the U.S. Olympic Swim Team



As an initial investor I have watched MySwimPro grow and have been impressed with their continued ability to execute. Also as a swimmer I believe in their product.

John F. Lennox

long time pool and open water swimmer



So proud of the team and I wanted to keep investing in them as I was in the early round as well and Fares is a great leader!

Travis Huff

Social Marketer | Investor | CEO of http://RealtimeOutsource.com | Songwriter & Producer @ http://2TALLIN.com travis.huff@gmail.com

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Fares Ksebati

CEO and Co-Founder

3x US Masters Swimming National Champ. Coached for last 10 yrs: USA Club, Masters & triathlon.



Adam Oxner

CTO and Co-Founder

Swam at the Univ. of M. Passion for building products that make a difference in people's lives.



Michael Allon

Android Lead and Co-Founder

Lost 100lbs using MySwimPro! He's passionate about designing mobile products and building startups.



Paige Walters

Marketing Director

Played water polo at Arizona State University and focusing on growing the MySwimPro brand.



Benjamin Hendricks

Software Engineer

Software engineer with focus on iOS projects, Deploys apps to the web and iOS app store



Peter Vanderkaay
Advisor
3x Olympic Swimmer, 4x Olympic Medalist, and Co-Captain of the U.S. Olympic Swim Team



Todd Sullivan
Advisor
20+ years building and advising profitable growth in e-commerce, sports-tech, marketplace business



Mitch Thrower
Advisor
Founder & Chairman of Events.com, Triathlete Magazine, 22x Ironman, Chairman of La Jolla Foundation

In the news

Downloads

MySwimPro Q1 2019 Investor Deck Wefunderv1.pdf

The Problem: Few Swimmers Have Access to High-Quality, Personalized Training

Swimming is one of the fastest growing sports—but resources are scarce.

While swimming is becoming more popular as a fitness activity, resources to instruct, train, and help athletes reach their goal just haven't caught up. Personal swim coaches are hard to find and can cost from $50 to $100 an hour. As a result, many swimmers are isolated with no way to grow.

90%	$100
of swimmers train alone	an hour for coaching costs

MySwimPro: the #1 App Specifically Made to Train Swimmers

We've crafted training regimens, motivation and analytics so swimmers can reach their fitness goals on their own time

There are a number of fitness apps that cater to the market for running, biking, nutrition, yoga, and even meditation. But no one has tackled the problems that swimmers have—until now. We've helped isolated swimmers structure their training so they can achieve their goal, whether its losing weight or competing in a triathlon.



MySwimPro
Personal Swim Coach



"Swimming on your own can be a challenge. One of the things I love about MySwimPro is it's a great way to track your goals, track your workouts, and keep yourself accountable."

- Peter Vanderkaay
3x Olympic Swimmer

Peter Venderkaay (far right) posing with his gold medal for the Men's 4 x 200m Freestyle Relay Final during the 2008 summer Olympics.

Paying Subscribers Grew 290% In 2018

We've averaged an 11% monthly growth rate since inception and the plan is to continue on that trend in 2019 and beyond.

We launched our subscription business in Q2 of 2016, offering users a free 7 day trial, followed by a $15 monthly plan or a $120 yearly plan. We finished the year with 377 paying subscribers. In 2017 we grew by over 277% to over 1,400 paying subscribers and finished 2018 profitable with over 5,600 subscribers representing an over 290% increase in paying subscribers.


MySwimPro - Subscribers over Time
7000
6000
5000
4000
3000
2000
1000
0
April 2016
May 2016
June 2016
July 2016
Aug 2016
Sept 2016
Oct 2016
Nov 2016
Dec 2016
Jan 2017
Feb 2017
Mar 2017
Apr 2017
May 2017
Jun 2017
Jul 2017
Aug 2017
Sep 2017
Oct 2017
Nov 2017
Dec 2017
Jan 2018
Feb 2018
Mar 2018
Apr 2018
May 2018
Jun 2018
Jul 2018
Aug 2018
Sep 2018
Oct 2018
Nov 2018
Dec 2018
Jan 2019

How it Works

Swimmers choose a personal workout or a training plan, watch technique videos, and complete their swim by either printing it or syncing to a smartwatch. Our app automatically records advanced analytics like heart rate, strokes per lap, and splits so swimmers can track improvement and progress toward their goals.


SWIMMING
ALONE IS BORING



Choose Your Goal

Input your best times, choose what you want to focus on and get a personalized training experience. Embedded technique videos and instructional training content is just a few taps away.



Swim the Workout

Choose from 1000s of workouts, or commit to a weekly curated training plan. Sync to a smartwatch to be guided through the workout set-by-set, print it out or leave your waterproof phone by the pool.



Track Your Progress

See the data behind every swim. Visualize each swim before heading to the pool and track your improvements with detailed analytics.


Getting Started for Beginners
Who's it for?
How does it work?
Week 1
Get Wet
START PLAN
Coach
Technique Videos
Streamline kick
Training Plans
Enhance Speed
Profile
Adam Oxner
Top Times

Connects Seamlessly with:

fitbit · WATCH · Wear OS by Google · GARMIN · STR

We're Helping Thousands of Swimmers Every Single Day

Swimmers who train with MySwimPro are more motivated than ever. Our coaches release a weekly #AskASwimPro Web Series and educational #WhiteboardWednesday coaching videos to help our athletes improve. On October 27, 2018 we hosted our first annual #WorldSwimDay virtual workout, where swimmers around the world complete the workout together. Thanks to our app and motivating community, Patty Deters lost 75 pounds and changed her life, Mike McNelis dropped 16 seconds in his 400 I.M. LCM, Jennifer Hill is learning how to swim for exercise, and Paul Feltoe swims ultra-marathons with MySwimPro.


5,300 METERS
AFTERNOON WORKOUT
JANUARY 2018
AUGUST 2018

"As a former collegiate swimmer, MySwimPro helps me get custom workouts and access a network of fellow swimmers and coaches."



John Ledda

Berkeley, CA

"MySwimPro has been responsible for bringing new life to my workouts. I love the variety of stroke work, distance, sprints."



Tom Graumann

Knoxville, Tennessee

Apple Watch 2016 App of the Year

MySwimPro is the world's leading swimming app for Apple Watch.

In September 2016, we launched the world's first swimming application on the Apple Watch. In December, Apple named us the best app of the year for the Apple Watch right up there with Twitter and Sketchbook. Our Elite layer of the app has been growing by 11% month over month.



2:22
Start a Swim
Pool
Open Water
Best of
2016
App Store

Swim with the App Right on Your Wrist

- Personal coaching and real-time analytics: heart rate, calories, pace, distance, splits, strokes per lap, SWOLF score
- Sync workout to watch—the app will coach you through your workout, set-by-set
- Three experiences for swimmers to choose from: Structured Workout, Pool Swim, or Open Water Swim

Our Journey So Far

Since our launch in 2015, we've been featured by both the Google Play store and the App Store multiple times. Our next steps are to ramp up our marketing and customer acquisition, improve the user experience as well as launch a new training app specifically for triathletes.


MySwimPro App Launches on iPhone and Android
Desai Accelerato @ University of Michigan
$40K Grand Priz GreenLight Business Model Competition
Partnered with CASIO, STRAVA, Global Swim Ser
Launch Triathlon Tracker App
Launch Triathlon Training App
2015
Summer 2016
Spring 2017
Winter 2018
Summer 2018
Q1 2019
Winter 2016
Fall 2016
Summer 2017
Spring 2018
Fall 2018
Fitbit App Release
TechStars Startu Next in Detroit f High-Potential Startups
Named by Apple as the Best App the Year for the Apple Watch
Raised $130k on Wefunder from 1 Investors
Garmin App Release

"I have been very impressed by MySwimPro's traction and the milestones they've been able to cross in a very short period of time. Fares, and the team's founders possess high integrity, great motivation and intelligence. They've demonstrated the ability to create value in an untapped market with a product that delivers recurring, high margin revenue while collecting massive data. With the right resources, MySwimPro will continue to build upon their early traction, helping millions of people around the world lead healthier lives."



Mitch Thrower

CHAIRMAN & FOUNDER OF EVENTS.COM, FINANCIER, AUTHOR AND 22X IRONMAN TRIATHLETE

We're Also Helping Triathletes

In 2018 we also launched the first triathlon app of its kind for Apple Watch – Triathlon Tracker. The watch-based that lets you record multi-sport races or workouts from start to finish without ever needing to touch the screen on the Apple Watch! Just tap the side buttons when starting and ending each transition. We look forward to building more easy-to-use technology for triathletes with your support!


Triathlon Tracker
0:01 / 0:32

Help Us Coach Millions of Swimmers



our journey of empowering aquatic prowess
globe!

Since my early childhood, I developed a gre
for the water. The freedom and enjoyment
experience as swimmers is often hard to de
feeling of weightlessness in the water is sor
often take for granted, but it's one of the m
sport of swimming offers humanity. I've co
experience as a competitive athlete, coach,
around swim nerd to create something that
others achieve their goals and enhance thei
journey.

Our community encourages one another to
their full potential. Like our community me
company is in the constant pursuit of self-
improvement. We believe that with structu
guidance, social interaction, coaching, data
feedback, we can empower people like nev
We would like to help swimmers around the
achieve their dreams and empower their aq
potential. Whether you're learning how to s
training to cross the English Channel, our r
empower aquatic prowess for all levels of s

Swimming is one of fastest growing sports
world, and our community of swimmers an
will shape the future of our sport. We'd like
community to be a part of our story. We wa
that love what we're doing, want to connect
share their ideas, and want to see this visio
life. We'd love for you to join us in our jour
empowering aquatic prowess across the gl

Happy Swimming,

Fares Ksebati

Meet The Team

Built for Swimmers, By Swimmers


GREAT RACERS COME TO INDY!
WOMEN

Left to right: Michael (Android Lead), Fares (CEO), Ben (iOS Developer), Paige (Marketing Director), Adam (CTO)

Investor Q&A

– COLLAPSE ALL

What does your company do?

From beginners to elite competitors, MySwimPro delivers an incredible training experience for swimmers through personalized swim workouts, weekly training plans, instructional video content, and detailed analytics. Swimmers from over 150+ countries are training with guided MySwimPro workouts on their phones and smartwatches – "it's like a swim coach on your wrist." Our entire team loves to swim, and we couldn't be more excited to continue building the #1 app for swimmers.

Where will your company be in 5 years?

We're on a mission to help swimmers train smarter and reach their goals. Swimming is one of the fastest growing sports in the world, but it's difficult and expensive to get personal training. More than 90% of swimmers train by themselves, with no access to professional coaching. MySwimPro changes that. We are democratizing the sport of swimming by helping swimmers and triathletes achieve their goals in a way that's never been possible before.

What is MySwimPro?

MySwimPro is the top fitness application for the fastest growing sport in the world. We help people in over 150 different countries improve their performance and health through personalized swim training plans, instructional video content, and detailed analytics. We brand ourselves as a technology and media company that creates mobile and wearable apps to help people lead happier and healthier lives.

How is MySwimPro different from other fitness apps like Myfitnesspal and Fitbit?

We focus on creating a personalized coaching experience for swimmers and triathletes. Most of the fitness applications on the market are for weight loss or activity tracking. Companies like Fitbit or Garmin create hardware products that track activity, and we create software that works with these different wearable devices to help coach swimmers through structured workouts. We focus on delivering an incredible experience for our community members before, during, and after their swim workout.

Do you have to be a competitive athlete to use MySwimPro?

You don't need to be a professional swimmer or former collegiate athlete to use MySwimPro. The only requirement is you need to be able to swim 25 meters unassisted. A majority of our community members never competed in swimming in high school or college. The most common swimming background of a MySwimPro community member is learning how to swim between the ages of 5 and 10, and then swimming for a summer recreation team for a few years. No two swimmers have the same background, and the MySwimPro app is designed to create a personalized experience for everyone and all ability levels.

Who are your community members?

The MySwimPro community member is, on average, between the ages of 25 and 50. Many of our community members never swam competitively in high school or college. Our community members swim on average three times per week for 45 minutes, or about 2,000 meters. It's very common for our community members to have specific goals and will use the MySwimPro app and community to help guide them. Some of these goals may include improving stroke efficiency, lose weight, or compete in their first triathlon. They are actively seeking ways to improve their performance and/or health and highly motivated to achieve this goal.

Why did you create MySwimPro?

As a life-long swimmer and then coach, I started to see the challenges swimmers face while I was coaching adult fitness swimmers. I realized that most swimmers (90%) train on their own at a local aquatic facility and a majority do not have access to a personal swimming coach to help them reach their goals. Many swimmers do not live close enough to a masters swimming program and often the schedule of these classes is restrictive, and they can't afford hiring a personal coach. Swim coaches are hard to find and often cost $100 per hour.
To achieve any goal, having a plan is a very important and the swimming can be a very technical sport so having a coach is crucial. Because most swimmers train on their own, community can be very beneficial; however, there is no digital community for swimmers to share, compare, and compete with each other. Without the right training plan, and without the right guidance, achieving your goals can be a very large challenge.

Where did the idea for MySwimPro come from?

I was coaching a masters swim workout when one of the swimmers in my group asked me to create a training plan for her upcoming triathlon and offered to pay me for it. She wanted a swim training plan that was designed specifically for her and something she could take with her when she traveled out of town for work. That was my light bulb moment. It got me thinking, "Let me do some research and try to understand how large this problem is." That's when I realized this was not an isolated problem, and after some more customer discovery, I wanted to validate the problem.

What progress has the company made since incorporating in 2015?

We launched a free iPhone and Android app in 2015. At the time the app was very basic and offered a small workout library that swimmers could export to PDF. Fast forward to 2016 and we made a few large updates to the workout library and launched a premium membership for a monthly subscription fee. We also took on our first external investment from the University of Michigan. Later in the year, we launched the world's first swimming app for the Apple Watch that was featured by Apple CEO Tim Cook in his September 7, 2016 Keynote and MySwimPro was named the Best App of 2016 for the Apple Watch.
In 2017, we continued to innovate on wearable software launching a companion app for WearOS by Google (Android Wear). We also added a yearly subscription option to our premium membership and continued to build out our workout library, dynamic coaching algorithm and video library. We launched our first equity crowdfunding campaign on Wefunder where we raised over $130k from over 135 investors around the world.
In 2018, we expanded our wearable app portfolio to include MySwimPro for Garmin smartwatches and Fitbit smartwatches. We also launched 'Triathlon Tracker' for Apple Watch. We added global partners including STRAVA, CASIO, and the Global Swim Series and became the official swim training app for Masters Swimming Canada. At the end of the year we launched an ELITE subscription membership and Premium Packs that can be purchased individually for monthly or yearly subscription fees.

What are your key performance indicators?

Our north star is the number of active paying subscribers on the platform. We launched our subscription business in Q2 of 2016, and finished the year with 377 paying subscribers. In 2017 we grew by over 277% to over 1,400 paying subscribers and finished 2018 with over 5,600 subscribers representing an over 290% increase in paying subscribers. We've averaged an 11% monthly growth rate since inception and the plan is to continue on that trend in 2019 and beyond.

What is MySwimPro ELITE and can you use the app for free?

At MySwimPro, our mantra is to empower aquatic prowess. We do this for our global community of swimmers by delivering an experience that empowers members to reach for their dreams and achieve their fitness goals through swimming. The MySwimPro Elite experience is how we deliver on that promise to help swimmers achieve all that they can through our mobile and wearable apps.
Elite is defined as 'the best of anything'. This membership truly is the best experience we provide and offers three core benefits (Training, Technique, Analytics). Community members can subscribe to just one or two of these three experiences called Premium Packs. All three Premium Packs are included in the MySwimPro Elite membership.
Community members can log an unlimited number of swim workouts for free forever. Swimmers who train with a smartwatch or write their own custom swim workouts can do this without being a member of Elite or any of the premium packs. A majority of MySwimPro's community members are not members of the subscription services; however, of those who are subscribed, most of them are members of the full Elite package.

What are your plans for the next 12 months?

For the next 12-18 months, our goal is to continue growing our subscriber base. If we can maintain an 8-10% monthly subscriber growth rate, we'll have over 15k subscribers by the end of 2019. We'd like to also increase our monthly active user count from 50k to 100k. To do this, we'll be investing in adding more partnerships, improving the app experience, and spending more money on paid acquisition channels. We'll also look to grow internationally through language translation and localizing our app listing in the App Store.
Beyond the flagship MySwimPro mobile app, we'll be launching another native iOS application for triathlon. This triathlon training app will offer a similar value proposition as MySwimPro but specifically for triathlon. We've identified that there is a large need for personalized triathlon coaching that is compatible with a mobile and wearable device and we'll be focused on addressing those challenges with this new app.

Why are you raising funds?

We are investing in our growth. The first three years in business, we've been able to build a lot of momentum in the industry and expand our product portfolio. We have a business model that is profitable and highly scalable. Increased funds will allow us to invest in growing the business by further developing our products, team, and customer acquisition strategy.
We also believe our community to be one of our strongest assets which is why we're opening up investment to our community members to be apart of our mission of empowering aquatic process across the globe. In our first equity crowdfunding campaign we had over 100 investors support us. We're hoping to increase the number of global evangelists we have, and offer a slice of the pie to all our early backers.

Do you need a smartwatch to use MySwimPro?

You do not need a smartwatch to use MySwimPro. Many of our community members do not have a smartwatch, although we do currently pair with the Apple Watch, Fitbit, Garmin, and wear OS by Google smartwatches. A lot of our community members follow workout plans directly from the app or print workouts to PDFs. We also have community members who use MySwimPro as a training log after their swim or follow our instructional video content in the technique library.

Do you do all your design in house?

MySwimPro creates all its wearable and mobile apps in-house. Our team is made up of highly skilled software engineers and and brand experts that design and create the experiences our community members love. We're hiring and looking for more talented engineers and designers to join our team!

What is your marketing plan?

MySwimPro is creating a global brand and has already developed an industry-leading experience for swimmers. As a technology and media company, MySwimPro acquires new community members through word of mouth, organic App Store search, social media marketing, brand ambassadors, corporate partners and paid acquisition.
Our strongest marketing channel is our existing community members who share their experiences with friends. We highlight specific stories through our social media channels on Facebook, Twitter, Instagram, and YouTube to our global audience through the help of a network of ambassadors. Our content marketing is driven by weekly videos and blog posts that help swimmers improve their technique and training.
Corporate partners include Strava, The Global Swim Series and Casio. These companies help drive awareness and new downloads through their existing audiences in the endurance space. We also drive new customer acquisition through paid advertising on Facebook, Instagram, and through our email newsletter as well.

How big is the swimming market?

Swimming is the fastest growing sport in the world. In the United States alone, there are over 26.3 million people who swim fitness, and of those over 9.4 million swim more than 50x per year. Our beachhead market are swimmers between the ages of 25 and 44 who are actively pursuing a fitness goal. This serviceable market is over 1 million community members in the United States. 1 Million paying subscribers would put MySwimPro at over a 100 million ARR run rate.
The global swimming market is roughly 10x the United States market. Today most of our subscribers are in the United States and in English speaking countries. As we expand to other languages, we anticipate global market dynamics to shift our paying user base to be more diverse.

What has been your biggest hurdle so far?

Keeping up with demand. We're growing our paying subscribers quickly and so too is our product development backlog and customer service inquiries. We'd like to help as many community members as quickly as possible; however, we have a small team and need to prioritize extensively. Raising funds, growing our team, and adding more partners will help alleviate some of these challenges.

Tell us about your team. Why will you be the one to win?

We have assembled a team of rock-stars that bring international swimming and development experience. I am a nationally recognized coach that has experience not only in the aquatics space but also leading digital marketing at venture-backed startup companies. My two co-founders have lead mobile teams at fortune 100 companies and proficient in the full-stack of software development. Our Marketing Director combines both aquatic experience and digital marketing expertise at startups. Our next few hires will be industry leaders and we're excited to grow our team in 2019 and beyond.

Why are you raising through Wefunder?

We want to let our community to be a part of our story. We want to invite our most loyal users to invest in the product so they become owners and also qualified marketing leads for us; then they're double incentivized. They not only love the product, but they've invested in the company. They can help us by evangelizing more people to use the product and really be a part of our story. I think a lot of our intention comes back to the community concept that we're building. We're building community. The best way to do that is to incentivize our community members to support our growth.

What's you're runway look like?

We currently have over $175k cash on hand. Our monthly expenses in Q4 of 2018 averaged $43k while monthly revenue averaged $49k. We finished the year (2018) profitable and on a monthly basis we had break-even cash-flows. We anticipated to be highly profitable in the first quarter of 2019 and the additional funds we raise on wefunder will help us accelerate our marketing expenditure and bringing on new team members without the fear of running out of funds. We intend to maintain break-even profitability through 2019.

Financials

MySwimPro has financial statements ending December 31 2019. Our cash in hand is $715,138.57, as of May 2019. Over the three months prior, revenues averaged $99,468/month, cost of goods sold has averaged $23,684/month, and operational expenses have averaged $98,829/month.

At a Glance

January 1 to December 31

$1,126,063 +157%
Revenue

$21,577 [19%]
Net Profit

$0
Short Term Debt

$465,746
Raised in 2019

$715,139
Cash on Hand
As of 05/18/19

INCOME | BALANCE | NARRATIVE

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $1,126,062.60 compared to the year ended December 31, 2018, when the Company had revenues of $437,760.39. Our gross margin was 74.08% in fiscal year 2019.

- *Assets.* As of December 31, 2019, the Company had total assets of $717,889.09, including $671,539.64 in cash. As of December 31, 2018, the Company had $271,664.10 in total assets, including $168,865 in cash.

- *Net Income.* The Company has had net income of $21,577.12 and net income of $26,725.60 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $664,070.04 for the fiscal year ended December 31, 2019 and $180,530 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 36 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering.

Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

MySwimPro, Inc. cash in hand is $715,138.57, as of May 2019. Over the last three months, revenues have averaged $99,468/month, cost of goods sold has averaged $23,684/month, and operational expenses have averaged $98,829/month, for an average burn rate of $23,045 per month. Our intent is to be profitable in 0 months.

Our team size grew considerably in Q1 2020 adding one full-time team member and two part-time team members. There has been a minimal reduction in overall expenses due to the global pandemic; although subscription revenue has been reduced significantly starting in March 2020.

In the next 3-6 months, anticipated revenues are 50% of initial projection due to the global pandemic. A realistic goal would be $60k in average monthly revenue over the next 6 months.

We received funding from the United States Federal Government Paycheck Protection Program (PPP). We have applied for additional public grants and will consider the private market for more capital if we determine it necessary to continue company operations.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
2%	74%	3%
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
$0.02	$187,677	94%
Revenue to Receivables:	**Debt Ratio:**	
2,430%	93%	

MySwimPro-BalanceSheet-12.31.2018.pdf

MySwimPro-IncomeStatement-ProfitandLoss-Year.pdf

MySwimPro Financials 2019 FINAL.pdf

Risks

1. The addressable market size of 26.3 million swimmers may not provide a large enough paying pool to create a viable long-term business.

2. MySwimPro's business model is partially dependent on third party mobile distribution partners including Google and Apple. Should an event cause them to remove us from the app store our ability to grow would be significantly delayed.

3. MySwimPro's technology infrastructure is dependent on third party software services including: Amazon Web Services, Android SDK, iOS SDK, MongoDB, Wordpress, GitHub, Fabric Crashlytics.

4. MySwimPro's internal communication depends on third party tools including: Trello, Slack, SendGrid, Google Apps.

5. MySwimPro uses third party social media platforms to increase exposure and brand awareness including: Facebook, Twitter, Instagram, YouTube, Snapchat, Google Plus, LinkedIn.

6. The development of new features is a complex and time-consuming process that may not be completed within the expected roadmap.

7. Investors will not see a return on the company until acquired, IPO, or becomes profitable to start paying dividends to shareholders. None of those events are guaranteed to happen. Also, that dividends will only be paid if and when declared by the Board.

8. MySwimPro's access to future capital is limited and may hinder future growth opportunities through external funding.

9. MySwimPro's founders may not be able to work on the venture full-time in the event of health, family, or other extenuating circumstances thus slowing the company's progress and potential downturn.

10. MySwimPro's potential partner ecosystem is small with only a few opportunities for potential partnership, thus increasing the risk of a competitor capturing those opportunities and leaving MySwimPro with limited options.

11. MySwimPro holds no intellectual property on the content or features of software making it easier for a competitor to enter the market and capture market share.

12. MySwimPro is a first mover in a new market, thus enabling future, better funded competition to enter and copy product concepts, marketing initiatives and branding.

13. Costs of cloud infrastructure and other third party software services could increase at an unexpected rate and make operating the business become unsustainable.

14. MySwimPro has signed a side letter (available for viewing in the Appendix) associated only with Invest Detroit Venture's investment that requires 51% of the company's employees to be employed in the state of Michigan.

15 The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

16 Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Fares Ksebati	CEO @ My Swim Pro	2015
Michael Allon	Cofounder @ My Swim Pro	2015
Adam Oxner	Co Founder @ My Swim Pro	2015

Officers

OFFICER	TITLE	JOINED
Fares Ksebati	CEO, President, Treasurer	2015
Michael Allon	Co-Founder, Android Lead	2015
Adam Oxner	Co-Founder, iOS Lead, Secretary	2015

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Fares Ksebati	555,000 Common Stock	54.8%
Michael Allon	240,000 Common Stock	23.7%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
04/2019	$346,981	SAFE
08/2017	$130,530	SAFE
09/2016	$50,000	SAFE

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$100,000	94% -- Launch Triathlon Training App 6% -- Wefunder intermediary fee
$250,000	40% -- Launch Triathlon Training App 54% -- Translate Apps to French, German, Spanish, Portuguese, and Italian. 6% -- Wefunder intermediary fee
$500,000	20% -- Launch Triathlon Training App 34% -- Translate Apps to French, German, Spanish, Portuguese, and Italian. 40% -- Integrate more wearable partners and third party training applications. 6% -- Wefunder intermediary fee
$1,000,000	10% -- Launch Triathlon Training App 24% -- Translate Apps to French, German, Spanish, Portuguese, and Italian. 30% -- Integrate more wearable partners and third party training applications. 30% -- Develop adaptive dynamic training algorithm to further personalize workout experience. 6% -- Wefunder intermediary fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Option Pool		53,290	Yes
Common Stock	5,000,000	1,012,500	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.